July 12, 2024

Joseph Tucker, Ph.D.
Chief Executive Officer
Enveric Biosciences, Inc.
4851 Tamiami Trail N, Suite 200
Naples, FL 34103

       Re: Enveric Biosciences, Inc.
           Registration Statement on Form S-3
           Filed July 8, 2024
           File No. 333-280721
Dear Joseph Tucker Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Bradley Wyatt, Esq.